(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-303

CUSIP NUMBER 501044

For Period Ended: January 29, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

THE KROGER CO.
Full Name of Registrant

Former Name if Applicable

1014 Vine Street
Address of Principal Executive Office (Street and Number)

Cincinnati, OH 45202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 14, 2005, the due date for the Company’s annual report on Form 10-K, the Company determined that the goodwill impairment charge as previously reported in its preliminary release for fourth quarter 2004 should be reduced. The reduction was the result of a correction to the amount recorded for deferred taxes related to the Ralphs and Food 4 Less business combination. As a result of that determination, the Company was required to revise the report on Form 10-K that it was prepared to file and analyze whether the deficiency that necessitated the correction constituted a material weakness. Because of the proximity of the Company’s determination to the filing deadline, the Company is unable to file timely its annual report on Form 10-K without unreasonable effort or expense. The Company incorporates by reference the press release attached as Exhibit 99.1 to its Form 8-K dated April 15, 2005. The Company’s annual report on Form 10-K will be filed today, which is within 15 calendar days of the due date as required by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Heldman	(513)	762-4000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in its preliminary earnings release on March 8, 2005, the Company will report significantly lower net income and earnings per share for 2004 as compared with its 2003 results. The Company expects to report 2004 results that include an after tax charge of $857 million, or $1.16 per share, after tax, for the impairment of goodwill related to Ralphs and Food 4 Less. The goodwill impairment charge reflects a reduction of deferred taxes associated with the goodwill compared to the preliminary report. The Company expects that its reported net loss will be $100 million compared to net earnings of $312 million in 2003 and diluted loss per share will be $.14 for 2004 compared to diluted earnings of $.41 for 2003. The Company’s 2004 results of operations will be reflected in the 2004 “Financial Statements and Supplementary Data” that will be filed with the Company’s Form 10-K.

THE KROGER CO.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 15, 2005	By:	/s/ Paul Heldman
Paul Heldman
Senior Vice President, Secretary and General Counsel